UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2023

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: August 25, 2023	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release-dated August 2, 2023-FSD Pharma Signs Definitive Agreement to Launch UNBUZZD, a Revolutionary Rapid Alcohol Detoxification Drink.
99.2	Material Change Report, dated August 4, 2023 (regarding the entry into an exclusive intellectual property license agreement, dated July 31, 2023, between Celly Nutrition Corp., the Registrant and Lucid PsycheCeuticals Inc., a wholly-owned subsidiary of the Registrant).
99.3	Form 62-103F1 Early Warning Report, dated August 4, 2023.